Exhibit 99.1

Lentuo International Announces Management Share Purchase Plan

BEIJING, May 27, 2014 — Lentuo International Inc. (NYSE: LAS) (“Lentuo” or “the Company”), a leading non-state-owned automobile retailer headquartered in Beijing, today announced that members of its senior management team, including its Chairman Mr. Hetong Guo and Chief Executive Officer Mr. Jing Yang, have informed the Company of their intention to use their personal funds to purchase the Company’s American Depositary Shares on the open market for an aggregate amount up to a maximum of $1.0 million within the next 12 months, in accordance with Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934, as amended.

Mr. Guo commented, “This share purchase plan demonstrates our management team’s confidence in the long-term prospects of Lentuo’s business. We believe China’s automobile market is poised to further expand. In 2013, we saw double-digit growth in car sales in China, rising 14% to 22 million vehicles, according to the China Association of Automobile Manufacturers. For Lentuo, our gross margin in both auto sales and repair and maintenance services increased in 2013. We expect 2014 to be another strong year. In particular, we will take full advantage of the huge opportunities presented by the emerging pre-owned car market through our innovative “online to offline” model and the launch of Lentuo Pre-Owned Car Quality Certification Program.”

About Lentuo International Inc.

Lentuo is a leading non-state-owned automobile retailer headquartered in Beijing. Lentuo operates 12 franchise dealerships, 10 automobile showrooms, one automobile repair shop and one car leasing company.

Website: http://lentuo.investorroom.com/

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

Ms. Jiangyu Luo
Acting CFO
Lentuo International Inc.
Telephone +86 139 1029 1120

Email: luojiangyu@lentuo.net

Christensen

Mr. Christian Arnell
Telephone +86 10 5900 1548 in Beijing
Email: carnell@christensenir.com

Ms. Linda Bergkamp
Phone:  +1-480-614-3004 (U.S.A.)
Email: lbergkamp@christensenir.com